SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 (650) 565 7000 (650) 565 7100 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

jfitchen@sidley.com (650) 565-7122	FOUNDED 1866

June 10, 2015

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel F. Duchovny William Mastrianna

Re:

Knowles Corporation

Registration Statement on Form S-4

Filed May 19, 2015

File No. 333-204291

Orange Subsidiary, Inc. and Knowles Corporation

Tender Offer Statement on Schedule TO

Filed May 19, 2015, amended May 22, 2015

File No. 005-87068

Ladies and Gentlemen:

On behalf of Knowles Corporation and its wholly owned subsidiary Orange Subsidiary, Inc. (collectively referred to herein as “Knowles”), we are writing in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 5, 2015 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and Tender Offer Statement on Schedule TO (the “Tender Offer Statement”). Concurrently herewith, Knowles has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”), incorporating the revisions described herein. In addition to the revisions described herein, Amendment No. 1 also includes additional disclosures regarding regulatory and legal developments since the filing of the initial Registration Statement. For your convenience, copies of this letter and Amendment No. 1, which has been marked to show changes from the initial Registration Statement as filed on May 19, 2015, are also being delivered to Mr. William Mastrianna.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

June 10, 2015

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of Knowles. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on May 19, 2015; page numbers and other similar references used in Knowles’ responses refer to Amendment No. 1.

Registration Statement on Form S-4

Staff Comment No. 1:

We note that information responsive to Item 1007(d) is included in the Schedule TO but not in your registration statement. Please revise your registration statement to include all of the disclosure required by Schedule TO.

Response:

The disclosure beginning on page 65 of Amendment No. 1 has been revised in response to the Staff’s comment.

Staff Comment No. 2:

We note you provided certain financial projections to Deutsche Bank, financial advisor to Audience. Please disclose those projections.

Response:

Knowles respectfully submits that the Registration Statement and Schedule 14D-9 contain all the information that (a) the Audience board of directors deemed material in (i) determining that the merger agreement and the transactions contemplated thereby are advisable and in the best interest of Audience and its stockholders, (ii) approving and authorizing the merger agreement and the transactions contemplated thereby and (iii) recommending that Audience stockholders tender their shares pursuant to the offer and (b) Knowles believes would be material to an investor’s decision whether to tender shares in the offer. The Audience board of directors considered multiple factors in making such determination, approval, authorization and recommendation, and Knowles has been advised that any factors not included in the Registration Statement or Schedule 14D-9 were not deemed material by Audience. As a result, Knowles believes that disclosure of additional factors would not provide any additional material information to Audience stockholders or affect the total mix of information made available to stockholders.

Securities and Exchange Commission

June 10, 2015

While Knowles’ management did provide certain forward-looking information for 2015 (the “Projections”) to Deutsche Bank that were considered as part of Deutsche Bank’s analysis, neither Audience nor Knowles believes that this information would be material to an investor’s decision whether to tender shares in the offer, particularly because Knowles understands that such Projections are not referenced in the material financial analyses of Deutsche Bank described in the Schedule 14D-9, with the exception of one reference to the multiple of enterprise value to 2015 estimated EBIT described under “Selected Public Companies Analysis—Knowles”. In this regard, Knowles notes that such EBIT estimate, like the other Projections made available to Deutsche Bank, was higher than the applicable analyst consensus estimates utilized for the rest of the analyses. Accordingly, Audience and Knowles believe that the Projections did not materially affect the decision by the Audience board of directors in (i) determining that the merger agreement and the transactions contemplated thereby are advisable and in the best interest of Audience and its stockholders, (ii) approving and authorizing the merger agreement and the transactions contemplated thereby and (iii) recommending that Audience stockholders tender their shares pursuant to the offer.

We respectfully note as well that the Projections necessarily are based on numerous assumptions, many of which are beyond management’s control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to Knowles’ business, including expectations regarding future revenues with respect to specific customers, which assumptions may not prove to have been, or may no longer be, accurate. Knowles believes that disclosing the Projections as requested by the Staff would be confusing to Audience stockholders because of the significant number of assumptions made in creating the Projections, including certain assumptions the disclosure of which could cause substantial harm to the competitive position of Knowles’ business.

Therefore, Knowles has not included a summary of the Projections in the Registration Statement based upon its belief that (i) the Projections are not material to Audience stockholders and do not affect the total mix of information made available to stockholders, (ii) the inclusion of such information could be misleading to many stockholders, without providing any meaningful benefit, and (iii) the disclosure of such information would potentially be detrimental to Knowles’ competitive position.

Questions and Answers Regarding the Transaction, page iii

Staff Comment No. 3:

Please consider including an additional Q&A explaining your rationale for structuring the acquisition as a tender offer combined with a short form merger instead of a merger.

Response:

The disclosure beginning on page viii of Amendment No. 1 has been revised in response to the Staff’s comment.

Securities and Exchange Commission

June 10, 2015

Staff Comment No. 4:

It appears you are relying on the no-action letter issued to Lazard Freres & Co. (August 11, 1995). If so, please confirm this fact and tell us how you are complying with the procedural safeguards described in that letter.

Response:

Knowles confirms that it is relying on the no-action relief granted to Lazard Freres & Co. in the Staff’s letter dated August 11, 1995. In particular, Knowles respectfully advises the Staff that:

•	Audience’s common stock is listed on the NASDAQ Global Select Market and Knowles’ common stock is listed on the New York Stock Exchange;

•	the formula for determining the stock portion of the offer consideration is set forth in the tender offer materials disseminated to Audience stockholders; such formula will remain fixed throughout the duration of the offer (unless the offer is revised to provide a fixed price or there is a change in such formula, in which case the offer period will be extended in accordance with the rules and regulations of the Commission); and such formula is based on the volume weighted average of the sale prices for Knowles common stock as reported on the New York Stock Exchange for each of the 10 consecutive trading days ending on and including the second trading day prior to the final expiration date of the offer;

•	the formula for determining the minimum and maximum exchange ratio is disclosed in the tender offer materials;

•	the tender offer materials contain a toll-free number for the information agent that will be available throughout the entire offer period; and Audience stockholders may contact the information agent at such toll-free number to obtain, on each day during the offer period, the representative value of the stock portion of the offer consideration as if it had been determined on such date; and

•	the amount of the stock portion of the offer consideration will be fixed two trading days prior to the final expiration date of the offer; Knowles will issue a press release to publicly announce the fixed offer consideration no later than the opening of trading on the trading day prior to the initial expiration date of the offer; Knowles will file an amendment to the Tender Offer Statement concurrently therewith setting forth the final offer consideration; and, if the offer is extended, the same procedures will be followed using the new expiration date.

Securities and Exchange Commission

June 10, 2015

Staff Comment No. 5:

Please provide examples of the various possible amounts of your shares you may issue to Audience security holders within the range of average prices applicable in your formula for payment for Audience common stock.

Response:

The disclosure appearing on pages iv, 1 and 53 of Amendment No. 1 has been revised in response to the Staff’s comment.

Risk Factors, page 14

Staff Comment No. 6:

Please describe the risks, if any, associated with an acceptance of the tender offer as opposed to receipt of the merger consideration.

Response:

The disclosure appearing on page 20 of Amendment No. 1 has been revised in response to the Staff’s comment.

Background of the Transaction, page 21

Staff Comment No. 7:

Please describe the negotiation, if any, of any employment arrangement that must continue to be in full force and effect to meet one of your offer conditions.

Response:

The disclosure appearing on page 29 of Amendment No. 1 has been revised in response to the Staff’s comment.

* * * * *

Securities and Exchange Commission

June 10, 2015

If you wish to discuss Amendment No. 1 to the Registration Statement, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (650) 565-7122.

Very truly yours,

/s/ Jennifer F. Fitchen

Jennifer F. Fitchen

cc:	Jeffrey S. Niew, Knowles Corporation